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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                           REGISTRY MAGIC INCORPORATED
                           ---------------------------
                                (Name of Issuer)

                          COMMON STOCK PAR VALUE $.001
                          ----------------------------
                         (Title of Class of Securities)

                                    75913K103
                                 --------------
                                 (CUSIP Number)

                                George Karfunkel
                                6201 15th Avenue
                            Brooklyn, New York 11219
                                 (718) 921-8380
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 1, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].





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                                  SCHEDULE 13D

-------------------------                       --------------------------------
CUSIP NO. 75913K103                                        PAGE 2 OF 5 PAGES
-------------------------                       --------------------------------

--------------- ----------------------------------------------------------------
1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                George Karfunkel
                Social Security # - ###-##-####

--------------- ----------------------------------------------------------------
2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]

                                                                         (b) [ ]

--------------- ----------------------------------------------------------------
3               SEC USE ONLY



--------------- ----------------------------------------------------------------
4               SOURCE OF FUNDS*

                PF

--------------- ----------------------------------------------------------------
5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]


--------------- ----------------------------------------------------------------
6               CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

---------------------------- ---------- ----------------------------------------
         NUMBER OF             7        SOLE VOTING POWER
          SHARES                        500,000 shares of common stock
       BENEFICIALLY           --------------------------------------------------
         OWNED BY
           EACH                8        SHARED VOTING POWER
         REPORTING                      0
          PERSON              --------------------------------------------------
           WITH
                               9        SOLE DISPOSITIVE POWER
                                        500,000 shares of common stock
                              --------------------------------------------------

                              10        SHARED DISPOSITIVE POWER
                                        0

--------------- ----------------------------------------------------------------
11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                500,000 shares of common stock

--------------- ----------------------------------------------------------------
12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     [ ]

--------------- ----------------------------------------------------------------
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 9.29% of the issued and outstanding common stock.

--------------- ----------------------------------------------------------------
14              TYPE OF REPORTING PERSON*

                IN

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                                   ATTACHMENT

ITEM 1.  SECURITY AND ISSUER

Common stock, par value $.001.

Registry Magic Incorporated
6251-B Park of Commerce Boulevard Northwest
Boca Raton, Florida 33487

ITEM 2.  IDENTITY AND BACKGROUND

(a)  Name:                          George Karfunkel

(b)  Business Address:              6201 15th Avenue
                                    Brooklyn, New York 11219

(c)  Principal Occupation:

     Mr. Karfunkel is employed as a principal of American Stock Transfer and Trust Co., 6201 15th Ave, 3rd Floor, Brooklyn, NY 11219.

(d) Mr. Karfunkel, during the last five years, has not been convicted in a criminal proceeding.

(e) Mr. Karfunkel, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:                   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Personal funds in the aggregate amount of $500,000.


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ITEM 4.  PURPOSE OF THE TRANSACTION

Mr. Karfunkel has obtained his shares principally for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) 500,000 shares of common stock, constituting approximately 9.29% of the issued and outstanding common stock.

(b) There is sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 500,000 shares of common stock held by Mr. Karfunkel.

(c) The only transaction in the last 60 days by Mr. Karfunkel in the class of securities reported on was the disclosed purchase of 500,000 shares of common stock, par value $.001, on December 1, 2000 for $1.00 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: January 16, 2001


                                                 /s/ George Karfunkel
                                                 -------------------------------
                                                 George Karfunkel



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